Exhibit 21.1

Subsidiary	Place of Incorporation
GAN (UK) Limited	England and Wales
GameAccount Alderney Limited	Alderney
GAN Nevada, Inc.	United States
GAN Software Services BG Ltd	Bulgaria
Lockbox Games Limited	England and Wales
GAN Digital Ltd	Israel
GAN Services Ltd	England and Wales